Exhibit 2.7(b)

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (“Amendment No. 1”) is made and entered into effective the 7th day of September, 2007, by and among Rubicon Financial Incorporated, a Delaware corporation (the “Company”), RFI Sub, Inc., a California corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Grant Bettingen, Inc., a California corporation (“Target”).

RECITALS

A.        The Company, Merger Sub and Target entered into an agreement and plan of merger on June 28, 2007 (the “Merger Agreement”) providing for the merger (the “Merger”) of Target into Merger Sub. Pursuant to the Merger, 1,200,000 restricted shares of the Company and $974,000 in cash will be exchanged for 100% of the issued and outstanding shares of Target. Following the Merger, Target will have merged with Merger Sub wherein Merger Sub will cease to exist and Target will become a wholly-owned subsidiary of the Company;

B.        Section 8.1 of the Merger Agreement provides that the Merger Agreement and the Merger may be terminated by the Company or Target if the Merger has not been consummated by January 1, 2008 (the “Termination Date”);

C.         The Company, Merger Sub and Target desire to amend the Merger Agreement to amend Section 8.1 to extend the Termination Date to March 31, 2008;

D.        The Company desires to purchase fifteen percent (15%) of the issued and outstanding securities of Target prior to Closing of the Merger for cash in the amount of Three Hundred Sixty Thousand ($360,000) pursuant to the terms and conditions of the stock purchase agreement of an even date herewith; and

E.         The Company, Merger Sub and Target desire to amend the Merger Agreement pursuant to this Amendment No. 1.

NOW, THEREFORE, for and in consideration of the foregoing, and of the mutual covenants, agreements, undertakings, representations and warranties contained herein, the parties hereto agree as follows:

1.	Section 8.1 of the Merger Agreement is hereby amended to read as follows:

8.1    Termination Rights. This Agreement may be terminated by the Company or Target at any time after March 31, 2008 (the “Final Termination Date”) unless the Closing has occurred on or prior to such date, unless the failure of such occurrence shall be due to a failure of the party seeking to terminate this Agreement to perform or observe its agreements and conditions set forth herein required to be performed or observed by such party at or before the Closing. This Agreement may be terminated at an earlier time upon the mutual written consent of the parties. In addition, either party may terminate this Agreement prior to the Final Termination Date by delivery of written notice to such effect to the other party (a) in accordance with termination rights specifically provided elsewhere in this Agreement, (b) in the event that any condition precedent to the closing of the Merger has not been or cannot be satisfied within the time periods (including any grace or cure periods) and in the manner provided herein, and (c) in the event that a party breaches in some material respect a representation, warranty or covenant contained herein and such party fails to cure or demonstrate an ability to cure such breach within a reasonable period of time.

2. The parties acknowledge that the amount of cash to be withdrawn by Target Stockholder prior to the Closing as disclosed in the Target Disclosure Schedule (Section 3.9 Item 10) attached to the Merger Agreement, shall equal the clearing deposits held at Penson Financial Services, Inc. and Wedbush Morgan Securities on the date of the Closing, plus any interest paid on and held in those accounts.

3.         Target has agreed to sell the Company 15% of its outstanding securities prior to Closing of the Merger pursuant to the terms of the stock purchase agreement of an even date herewith. The securities purchased by the Company shall not be considered outstanding Target Shares for purposes of receiving the Merger Consideration, as defined in the Merger Agreement. Concurrent with Closing of the Merger, the Target Shares purchased by the Company shall be immediately cancelled in accordance with Section 2.1(b) of the Merger Agreement.

4.         The Merger Consideration shall not be in any way adjusted by the purchase of Target Shares by the Company prior to Closing of the Merger.

5.         Other than as specifically provided in this Amendment No. 1, all other provisions of the Merger Agreement shall remain in full force and effect, the Merger Agreement as amended by this Amendment No. 1 constituting the sole and entire agreement between the parties as to the matters contained herein, and superseding any and all conversations, letters and other communications which may have been disseminated by the parties relating to the subject matter hereof, all of which are void and of no effect.

(Balance of Page Intentionally Left Blank)

[signature page to follow]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

The Company:	Merger Sub:
Rubicon Financial Incorporated,	RFI Sub, Inc.,
a Delaware corporation	a California corporation

By: /s/ Joseph Mangiapane, Jr._______	By: /s/ Joseph Mangiapane, Jr._____
Joseph Mangiapane, Jr.	Joseph Mangiapane, Jr.
Chief Executive Officer	President

Target:

Grant Bettingen, Inc.,

a California corporation

By: /s/ Grant Bettingen_____________

Grant Bettingen, President